Exhibit (a)(1)(I)
DAN CROW CFO & VP Finance Stock Option Exchange Program Program Timeline Begins: 12:01 a.m. Central Daylight Savings Time, Monday, June 15, 2009 Ends: 5:00 p.m. Central Daylight Savings Time, Friday, July 10, 2009, unless extended This presentation is only a summary of the Stock Option Exchange Program. For additional details, please review the documents included in your Exchange Offer packet that was delivered or mailed to eligible associates on June 15, 2009.

Stock Option Exchange Program Presentation Objectives The objective of this presentation is to communicate the main components of the Stock Option Exchange Program (“Option Exchange”) Stock Option Overview Purpose of the Option Exchange How the Option Exchange Works Terms and Conditions of the New Restricted Stock Unit Grants How to Participate Taxation Preparation Timeline and Available Resources Reminder: Hastings is not authorized to provide you with financial, tax or legal advice. Stock Option Overview Stock options constitute a key component of our incentive and retention programs We believe equity compensation encourages associates to act like owners of the business, motivating them to work toward our success and rewarding their contributions by allowing them to benefit from increases in our market value Due to significant decline in our stock price since mid-2008, many associates now hold significantly under-water stock options (exercise prices are greater then the current market price). These under-water options are ineffective at providing the incentives and retention value that we believe are necessary to motivate and retain our employees

Purpose of the Option Exchange The Option Exchange is a voluntary, one-time opportunity for eligible associates to surrender eligible outstanding under-water stock options in exchange for a lesser amount of restricted stock units The purpose of the Option Exchange is to provide associates who hold eligible options with motivation to work towards our success and reward our associates’ contributions by allowing them to benefit from increases in our market value How the Option Exchange Works Eligible Associates You are an eligible associate if you are: An associate who holds eligible stock options; Employed by Hastings on the date the Option Exchange commences and if you remain employed through the date the Option Exchange expires; and Eligible to participate in the Hastings Entertainment, Inc. 2006 Incentive Stock Plan, as amended (the “2006 Plan”). Eligible Stock Options Must be an outstanding stock option grant with an exercise price of $5.00 per share or greater. Exchange Ratio If you choose to participate in the Option Exchange, you will receive one restricted stock unit in exchange for every three eligible stock options that you surrender and the Company accepts.

How the Option Exchange Works

The following example illustrates the exchange of stock options for *Associate A*:

Grant Date	Eligible Stock Option Grants	Exchange Ratio	New Restricted Stock Unit Grant*
11/16/04	120 stock options	3 to 1	40 restricted stock units (120 divided by 3)

*New restricted stock unit grants will be rounded to the nearest whole restricted stock unit.

Eligible associates will be permitted to exchange all, but not less then all, of their eligible stock options for restricted stock units.

How the Option Exchange Works

The following example shows the potential gain related to stock options versus restricted stock units. For the example, we will assume *Associate A* holds 2,500 options at a $5 exercise price and 2,500 options at a $7 exercise price. If *Associate A* surrendered these options, he would receive 1,667 restricted stock units.

OPTIONS NOT SURRENDERED		POTENTIAL GAIN WHEN STOCK IS TRADING AT		
Option Price	Options	$5.00	$7.00	$9.00
$5.00	2,500	$ -	$5,000	$10,000
$7.00	2,500	-	-	5,000
Total	5,000	$ -	$5,000	$15,000
OPTIONS SURRENDERED EXCHANGED FOR RSU (3 TO 1)		POTENTIAL GAIN WHEN STOCK IS TRADING AT		
	RSUs	$5.00	$7.00	$9.00
	1,667	$8,335	$11,669	$15,003
Total	1,667	$8,335	$11,669	$15,003
Difference in potential gains		($8,335)	($6,669)	($ 3)

Terms and Conditions of the New Restricted Stock Grants Date of Grant: expected to be July 13, 2009. Two-year Vesting period: 50% after First Year (e.g., July 13, 2010) 50% after Second Year (e.g., July 13, 2011) Upon vesting, the associate shall be issued one share of Hastings common stock for each restricted stock unit that vested. Terms and Conditions of the New Restricted Stock Grants Below is an example that compares stock option vesting to the new restricted stock unit vesting, assuming the Exchange Offer expires on July 10, 2009 and the restricted stock unit grant date is July 13, 2009: Original Vesting First Vesting Date Final Vesting Date Original Grant Date Current Vested Date of Eligible of New Restricted of New Restricted of Eligible Stock Percent (as of May Stock Options Stock Units Stock Units Options 1, 2009) (100% Vested) (50% Vested) (100% Vested) Nov. 16, 2004 100% Oct. 1, 2008 July 13, 2010 July 13, 2011 Nov. 16, 2005 75% Oct. 1, 2009 July 13, 2010 July 13, 2011 Nov. 20, 2006 50% Nov. 20, 2010 July 13, 2010 July 13, 2011 Nov. 19, 2007 25% Nov. 20, 2011 July 13, 2010 July 13, 2011

How to Participate Making Your Election Exhibit [(a)(1)(C)] Hastings Entertainment, Inc. You may participate by submitting your Offer to Exchange Certain Stock Options for Restricted Stock Units Election Form to Hastings. ELECTION FORM Employee Name Employee ID Hello Employee, Withdrawing Your Election Below is a list of your current outstanding eligible stock options that may be surrendered for exchange in the Offer to Exchange Certain Stock Options for Restricted Stock Units (“Exchange Offer”) pursuant to the Offer to Exchange document. Please read this election form carefully. You may submit a Notice of Withdrawal Option Option Expiration Option Price Shares Number Date Date Outstanding Form after submitting an Election Form, if XXXX1 1/27/2006 1/27/2016 $5.3700 7,500 XXXX2 4/28/2004 4/28/2014 $6.0950 10,000 you decide you no longer wish to XXXX3 12/1/2006 12/1/2016 $7.2150 5,000 XXXX4 12/7/2007 12/7/2017 $9.6700 5,000 participate. To make an election using this election form, place a check mark in either the “Exchange” or “Do Not Exchange” box below. Any election form submitted without an “Exchange” or “Do Not Exchange” marked below will be rejected. You may elect to exchange your eligible stock options by mailing the election form to the below address. If you elect to mail the election form, it must be signed and dated and sent by mail or courier to the following address: Hastings Entertainment, Inc. Attn: Stephanie Coggins, Manager of Outside Reporting 3601 Plains Boulevard Amarillo, Texas 79102 The necessary forms are included in the FOR AN ELECTION TO BE EFFECTIVE, THIS ELECTION FORM MUST BE COMPLETED, SIGNED AND RECEIVED BY HASTINGS BEFORE THE EXPIRATION DEADLINE OF 5:00 P.M., CENTRAL DAYLIGHT SAVINGS TIME, ON JULY 10, 2009 (OR SUCH LATER DATE AS MAY APPLY IF THE EXCHANGE OFFER IS EXTENDED). packet of information you are receiving You may modify your election at any time before expiration of the Exchange Offer. Your final election received before the expiration of the Exchange Offer will supersede any previous election. today. Forms must be received by Total Number of Eligible Exchange Ratio Total Number of Restricted Election: Stock Options (eligible stock options : Stock Units to Be Granted in restricted stock units) Exchange* Hastings no later than 5:00p.m. Central 27,500 3:1 9,167 Exchange Do Not Exchange Daylight Savings Time on Friday, July 10, * Please note that Hastings will not issue any fractional restricted stock units. The amounts in the column “Total Number of Restricted Stock Units to Be Granted in Exchange” have been rounded to the nearest whole restricted 2009 to be considered. If you plan to mail stock unit (with greater than or equal to 0.5 being rounded up). If you have questions, please contact Stephanie Coggins, Manager of Outside Reporting, via phone at (806) 677-1591 or email at stephanie.coggins@goHastings.com. your election form or notice of withdrawal form, please allow adequate time for it to reach Hastings by the deadline. How to Participate Requirements When completing your election form, you should elect either “Exchange” or “Do Not Exchange” for your eligible options. Hastings will send you confirmation upon acceptance of your completed form or will return an incomplete form to you to correct and re-submit. Your elections MUST be received by Hastings prior to the Option Exchange deadline of 5:00 p.m., Central Daylight Savings Time, July 10, 2009. Electing Not to Participate If Hastings does not receive your election form before the Option Exchange expires, then all of your eligible stock options will remain outstanding at their original exercise price and subject to their original terms. If you decide not to surrender any of your eligible stock options for exchange in the Option Exchange, you do not need to do anything. This is a voluntary, one-time opportunity so please r eview all materials carefully before making a decision. No one from Hastings is or will be authorized to provide you with advice or recommendations on how to decide if you will participate.

Taxation

Associates generally will not be required under current United States law to recognize income for United States federal income tax purposes at the time of the exchange or the restricted stock grant date. However, you normally will have taxable income when the shares underlying your restricted stock units are issued to you, at which point Hastings will typically also have a tax withholding obligation.

At the time the restricted stock unit vests, you will be required to make a tax payment, via a check to Hastings, before the shares underlying your restricted stock units will be issued to you.

Please refer to the Offer to Exchange document for a summary of the general tax consequences associated with your eligible stock options and restricted stock units.

You should consult your own tax advisor with respect to the federal, state, and local tax consequences of participating in this Option Exchange.

Hastings

Taxation

The following example shows the estimated tax payment you would be required to remit to Hastings at each vesting date, before the shares underlying your restricted stock units would be issued to you. For the Example, assume *Associate A* is granted 2,500 restricted stock units (in exchange for surrendering 7,500 eligible options) on June 13, 2009, and the tax rate is 32.65%* at each vesting period.

		POTENTIAL TAX PAYMENT IF STOCK IS TRADING AT		
Date	**RSUs Vested**	**$5.00**	**$7.00**	**$9.00**
July 13, 2010	1,250	$2,041	$2,857	$3,673
July 13, 2011	1,250	$2,041	$2,857	$3,673
TOTAL	**2,500**	**$4,081**	**$5,714**	**$7,346**

*Estimated tax rate includes 25% for Federal Withholding, 6.2% for Social Security, and 1.45% for Medicare. Not included in the estimated tax rate are any additional amounts that may be withheld for state or local income taxes.

Hastings

Preparation Read the Option Exchange Information packet distributed or mailed on June 15, 2009. Complete, sign, and mail or deliver your Election Form. All elections and notices of withdrawal must be received by the deadline of 5:00 p.m., Central Daylight Savings Time, July 10, 2009 If you elect NOT to participate, you do not need to do anything. Timeline and Available Resources The following is a timeline surrounding the Option Exchange and the grant of new restricted stock units for surrendered eligible stock options. June 15, 2009 to July 10, 2009 Exchange Offer open for participation July 10, 2009 Surrendered stock options cancelled July 13, 2009 (estimated) New restricted stock units grant date July 31, 2009 (approximate) New restricted stock unit agreements will be distributed to associates Available Resources If you have questions about the Exchange Offer or have requests for assistance (including requests for additional copies of materials or forms), please contact: Stephanie Coggins Manager of Outside Reporting 806-677-1591 stephanie.coggins@goHastings.com Please remember that we cannot give you any advise or recommendations on if you should participate. The decision is yours to make.

Frequently Asked Questions (FAQ) FAQ 1. Why is Hastings making the Exchange Offer? We believe that an effective and competitive associate incentive program is imperative for the success of our business. We rely on our experienced and productive associates and their efforts to help us achieve our business objectives. At Hastings, stock options constitute a key component of our incentive and retention programs because we believe that equity compensation encourages employees to act like owners of the business, motivating them to work toward our success and rewarding their contributions by allowing them to benefit from increases in the value of our shares. Due to the significant decline of our stock price since mid-2008, many of our employees now hold stock options with exercise prices significantly higher than the current market price of our common stock. For example, the closing price of our common stock on the NASDAQ National Market on June 1, 2009 was $3.98, whereas the weighted average exercise price of all outstanding options held by our employees was $4.93. As of June 1, 2009, outstanding stock options covering approximately 418,971 shares held by our employees were “underwater” (meaning the exercise prices of the stock options were greater than our then-current stock price). Although we continue to believe that stock options are an important component of our employees’ total compensation, many of our employees view their existing stock options as having little or no value due to the significant excess of the exercise prices over the current market price of our common stock. As a result, for many employees, these stock options are ineffective at providing the incentives and retention value that we believe are necessary to motivate and retain our employees. 2. Who is eligible to participate in the Exchange Offer? The exchange program will be open to all eligible Hastings employees who hold eligible options. To be eligible, an individual must be eligible to participate in the 2006 Plan and must be employed by Hastings on the date the Exchange Offer commences and must remain employed through the date that the Exchange Offer expires. The Exchange Offer will not be open to non-executive members of our Board of Directors.

FAQ 3. Which stock options are eligible for exchange in the Exchange Offer? To be eligible for exchange in the Exchange Offer, a stock option must have an exercise price of $5.00 or greater. 4. What are the conditions of the Exchange Offer? The Exchange Offer is subject to a number of conditions with regard to events that could occur prior to the expiration of the Exchange Offer and which are more fully described in the Offer to Exchange document, under Section 6, Conditions of the Exchange Offer. The Exchange Offer is not conditioned upon a minimum number of eligible stock options being surrendered for exchange or a minimum number of eligible employees participating. If any of the events described in Section 6 occur, we may terminate, extend or amend the Exchange Offer at any time prior to the expiration of the Exchange Offer. 5. If I elect to participate and my surrendered eligible stock options are accepted, when will I receive my restricted stock units? We expect to cancel all properly surrendered eligible stock options and grant the restricted stock units on the next business day after the expiration of the Exchange Offer. The scheduled expiration date of the Exchange Offer is Friday, July 10, 2009, and we expect to accept all properly surrendered eligible stock options on that day. We expect that the surrendered stock option cancellation date and the restricted stock unit grant date will be Monday, July 13, 2009. If the expiration date of the Exchange Offer is extended, then the cancellation date and the restricted stock unit grant date will be similarly extended. New restricted stock unit agreements governing the terms of the restricted stock units will be delivered to you as soon as reasonably practicable following the restricted stock unit grant date. FAQ 6. When will the restricted stock units vest? Should you elect to participate in the Exchange Offer, your surrendered eligible stock options will be exchanged for restricted stock units that will be subject to a new two-year vesting schedule. All restricted stock units granted in the Exchange Offer will vest in two equal annual installments, beginning 12 months after the restricted stock unit grant date so long as you remain employed during the vesting period. Below is an example that assumes the Exchange Offer expires on July 10, 2009 and the restricted stock unit grant date is July 13, 2009: Original Vesting First Vesting Date Final Vesting Date Original Grant Date Current Vested Date of Eligible of New Restricted of New Restricted of Eligible Stock Percent (as of May Stock Options Stock Units Stock Units Options 1, 2009) (100% Vested) (50% Vested) (100% Vested) Nov. 16, 2004 100% Oct. 1, 2008 July 13, 2010 July 13, 2011 Nov. 16, 2005 75% Oct. 1, 2009 July 13, 2010 July 13, 2011 Nov. 20, 2006 50% Nov. 20, 2010 July 13, 2010 July 13, 2011 Nov. 19, 2007 25% Nov. 20, 2011 July 13, 2010 July 13, 2011

FAQ 7. What if I elect to participate in the Exchange Offer and then leave Hastings before the date the Exchange Offer expires? If you elect to participate in the Exchange Offer and your employment terminates for any reason before the date that the Exchange Offer expires, your exchange election will be cancelled and you will not receive restricted stock units. If this occurs, no changes will be made to the terms of your current stock options, and these stock options will be treated as if you had declined to participate in the Exchange Offer. In that case, generally, you may exercise your existing stock options for a limited time after your separation date to the extent they are vested and in accordance with the terms and conditions of your existing stock options. Nothing in the Exchange Offer should be construed to confer upon you the right to remain an employee of Hastings or of its subsidiary. The terms of your employment with us remain unchanged. We cannot guarantee or provide you with any assurance that you will not be subject to involuntary termination or that you will otherwise remain employed until the restricted stock unit grant date or thereafter. 8. What are the conditions of the Exchange Offer? If you elect to participate in the Exchange Offer and surrender eligible stock options for exchange, and if we accept your surrendered eligible stock options, your restricted stock units will be granted on the restricted stock unit grant date. If your employment terminates for any reason after the restricted stock unit grant date, the terms and conditions of any restricted stock units granted in the Exchange Offer will apply, including the vesting terms. 9. If I elect to participate and my surrendered stock options are accepted, how many restricted stock units will I receive in exchange? You will receive one restricted stock unit in exchange for every three eligible stock options that you surrender and the Company accepts. FAQ 10. Can I exchange a portion of my eligible stock options? No. Eligible employees will be permitted to exchange all, but not less than all, of their eligible stock options for restricted stock units. No partial exchanges of eligible stock options will be permitted. If you attempt to exchange a portion but not all of your eligible stock options, your election form will be rejected. For example, if you have 100 eligible stock options, you can elect to exchange all or none of the 100 stock options. However, you cannot elect to exchange only a portion of the 100 eligible stock options. 11. Why isn’t the exchange ratio simply one-for-one? We believe the exchange ratios must balance the interests of both our employees and our shareholders, and as a result, we have designed it to be “value for value.” This means that, in the aggregate, the fair value of a stock option being exchanged is approximately equal to 1/3 of the fair value of a restricted stock unit being granted. 12. Am I required to participate in the Exchange Offer? No. Participation in the Exchange Offer is completely voluntary. If you choose not to participate, you will keep all of your currently outstanding stock options, including eligible stock options under the Exchange Offer, and you will not receive restricted stock units in the Exchange Offer. No changes will be made to the terms of your current stock options if you decline to participate. If you decide not to surrender any of your eligible stock options for exchange in the Exchange Offer, you do not need to do anything.

FAQ 13. How should I decide whether to exchange my eligible stock options for restricted stock units? Hastings is providing as much information as possible to assist you in making your own informed decision. You are encouraged to seek further advice from your tax, financial and legal advisors. No one from Hastings is, or will be, authorized to provide you with advice, recommendations or additional information in this regard. 14. Why can’t Hastings just grant eligible employees additional stock options? We designed the Exchange Offer to avoid the potential dilution in ownership to our shareholders that would result if we granted employees additional stock options to supplement their underwater stock options. Granting more stock options would increase the number of outstanding stock options relative to our outstanding shares of common stock (sometimes called “overhang”), which we do not believe would be in the best interests of our shareholders. In addition, issuing additional stock options without cancelling any previously granted stock options would increase our operating expenses, as we would need to expense both the new options and the previously granted stock options. This would decrease our reported earnings and could negatively impact our stock price. 15. Can I exchange stock options that I have already fully exercised? No. The Exchange Offer only applies to outstanding Hastings stock options that are eligible under the Exchange Offer. You will not be able to exchange shares of Hastings stock that you own outright. 16. Can I exchange the remaining portion of an eligible stock option grant that I have already partially exercised? Yes. If you previously exercised an eligible stock option grant in part, the remaining outstanding (i.e., unexercised) portion of the eligible stock option grant can be exchanged in the Exchange Offer. FAQ 17. What if I am on an authorized leave of absence ? Any eligible employees who are on an authorized leave of absence will be able to participate in the Exchange Offer. If you surrender your eligible stock options and you are on an authorized leave of absence on the restricted stock unit grant date, you will be entitled to receive restricted stock units on the restricted stock unit grant date as long as all other eligibility requirements are still met. 18. Will I owe taxes if I participate in the Exchange Offer? Although it is not completely clear, if you participate in the Exchange Offer and are a United States taxpayer, we believe that you generally should not be required under current United States law to recognize income for United States federal income tax purposes at the time of the exchange or the restricted stock unit grant date. However, you normally will have taxable income when the shares underlying your restricted stock units are issued to you, at which point we typically also will have a tax withholding obligation. We will satisfy tax withholding obligations, if applicable, in the manner specified in your restricted stock unit agreement. You also may have taxable capital gain when you sell the shares underlying the restricted stock unit. Note that the tax treatment of restricted stock units differs significantly from the tax treatment of your options and, as a result of participating in the Exchange Offer, your tax liability could be higher than if you had kept your eligible stock options. 19. What happens to eligible stock options that I choose not to surrender or that are not accepted for exchange in the Exchange Offer? The Exchange Offer will have no effect on eligible stock options that you choose not to surrender or on stock options that are not eligible for exchange. No changes will be made to the terms and conditions of your outstanding stock options that are not exchanged.

FAQ 20. If I surrender eligible stock options in the Exchange Offer, will I be required to give up all of my rights under the surrendered eligible stock options? Yes. As set forth in the Offer to Exchange, under Section 5, Acceptance of Eligible Stock Options; Restricted Stock Units, after the expiration of the Exchange Offer, any stock options you surrender in exchange for restricted stock units that we accept for exchange will be cancelled, and you will no longer have any rights under those surrendered eligible stock options. 21. How long do I have to decide whether to participate in the Exchange Offer? The Exchange Offer expires at 5:00 p.m., Central Daylight Savings Time, on July 10, 2009. No exceptions will be made to the deadline, unless we extend it. Although we do not currently intend to do so, we may, in our sole discretion, extend the expiration date of the Exchange Offer at any time. If we extend the Exchange Offer, we will publicly announce the extension and the new expiration date no later than 6:00 a.m., Central Daylight Savings Time, on the next business day after the last previously scheduled or announced expiration date. If the expiration date of the Exchange Offer is extended, then the cancellation date and the restricted stock unit grant date will be similarly extended. FAQ 22. How do I participate in the Exchange Offer? If you are an eligible employee and you wish to surrender any of your eligible stock options for exchange in the Exchange Offer, you must notify Hastings of your election to exchange such stock options before the Exchange Offer expires. You may only notify Hastings of your election by completing and signing the paper election form included in the materials mailed to you with this Offer to Exchange document, and delivering it to Hastings according to the instructions contained in the materials so that Hastings receives it before the expiration deadline of 5:00 p.m., Central Daylight Savings Time, on July 10, 2009 (or such later date as may apply if the Exchange Offer is extended). You must allow for delivery time based on your chosen method of submission to ensure that Hastings receives your election form by the deadline. You do not need to return your stock option agreement(s) relating to any surrendered eligible stock options, as they will be cancelled automatically if we accept your eligible stock options for exchange. Your eligible stock options will not be considered surrendered until Hastings receives your properly submitted election form. Your properly submitted election form must be received before 5:00 p.m., Central Daylight Savings Time, on July 10, 2009 (or such later date as may apply if the Exchange Offer is extended). If you miss the deadline or submit an election form that is not properly completed and signed as of the deadline, you will not be permitted to participate in the Exchange Offer. You are responsible for making sure that the election form is properly completed, signed and received by Hastings by the deadline. We reserve the right to reject any or all surrenders of eligible stock options that we determine are not in appropriate form or that we determine would be unlawful to accept. Subject to our rights to extend, terminate and amend the Exchange Offer, we expect to accept all properly surrendered eligible stock options on July 10, 2009 (or such later date as may apply if the Exchange Offer is extended).

FAQ 23. When and how can I withdraw previously surrendered eligible stock options? If you elect to surrender eligible stock options and later change your mind, you may withdraw your surrendered eligible stock options by notifying Hastings of your election to withdraw such options before the Exchange Offer expires. You may notify Hastings of your withdrawal election by completing and signing the notice of withdrawal included in the materials mailed to you with this Offer to Exchange document, and delivering it to Hastings according to the instructions contained in the materials so that Hastings receives it before the expiration deadline of 5:00 p.m., Central Daylight Savings Time, on July 10, 2009 (or such later date as may apply if the Exchange Offer is extended). You must allow for delivery time based on your chosen method of submission to ensure that Hastings receives your withdrawal election by the deadline. Once you have withdrawn eligible stock options, you may again surrender such options only by following the procedures for properly surrendering eligible stock options as discussed in Question 22. If you miss the deadline for notifying Hastings of your withdrawal election but remain an eligible employee, any previously surrendered eligible stock options will be cancelled and exchanged pursuant to the Exchange Offer. 24. How will I know if my election form or my notice of withdrawal has been received? Hastings will send an email confirmation promptly upon its receipt of your election form or notice of withdrawal. This confirmation email will be sent to the email address indicated on the relevant election form or notice of withdrawal. However, it is your responsibility to ensure that Hastings receives your election form or notice of withdrawal, as applicable, prior to the expiration of the Exchange Offer. In addition, Hastings is not responsible for any failure or delay in your receipt of such a confirmation email that is not caused by the actions of Hastings or its employees (e.g., any technical problems with your Internet Service Provider or email service). FAQ 25. What will happen if I do not submit my election form by the deadline? If Hastings does not receive your election to surrender eligible stock options for exchange before the Exchange Offer expires, then all of your eligible stock options will remain outstanding at their original exercise price and subject to their original terms. If you decide not to surrender any of your eligible stock options for exchange in the Exchange Offer, you do not need to do anything. 26. What if I have questions regarding the Exchange Offer, or if I need a paper copy or additional copies of the Offer to Exchange document or any documents attached or referred to in that document? If you have questions regarding the Exchange Offer or have requests for assistance (including requests for additional or paper copies of the Offer to Exchange document, the election form, the notice of withdrawal or other documents relating to the Exchange Offer), please contact Stephanie Coggins, Manager of Outside Reporting, at 3601 Plains Boulevard, Amarillo, Texas 79102 or via phone at (806) 677-1591 or email at stephanie.coggins@goHastings.com.